UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


       Name of Issuer:     MULTICOM PUBLISHING, INC.

       Title of Class of Securities:   Common stock, par value $.01 per share

       CUSIP Number:     625437 10 8

       Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

                              Thomas L. Slaughter
                  Vice President-General Counsel and Secretary
                              Meredith Corporation
                               1716 Locust Street
                           Des Moines, Iowa 50309-3023
                                 (515) 284-3056

      Date of Event which Requires Filing of this Statement:    June 28, 1996

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [ ].

               Check the following box if a fee is being paid with the
statement   [X].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.     NAME OF REPORTING PERSON:       Meredith Corporation

        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:       42-0410230

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]   (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS:       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2 (E)   [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       Iowa

 NUMBER OF                7.       SOLE VOTING POWER:         1,154,937 *
  SHARES
BENEFICIALLY              8.       SHARED VOTING POWER:           - 0 -
 OWNED BY
   EACH                   9.       SOLE DISPOSITIVE POWER:    1,154,937 *
 REPORTING
  PERSON                 10.       SHARED DISPOSITIVE POWER:      - 0 -
   WITH

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,154,937 *


     * Does not include shares accrued as interest but not yet issued, and which will be issued quarterly under an Issuer promissory note dated July 31, 1995, nor anti-dilution rights which grant Meredith Corporation the right to purchase a proportionate number of shares when certain employee options and other warrants are exercised. The purchase price in each case is the same price per share as the affected employee options and other warrants. The exercise prices range from $.25 per share to $6.07 per share. The anti-dilution right expires on the date (a) the affected employee option or other warrant expires without exercise, or (b) ten days after Meredith has received notice of the exercise of the affected employee option or other warrant.


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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.9%

14.     TYPE OF REPORTING PERSON:       CO


Item 1.  Security and Issuer.

     This statement relates to the common stock of Multicom Publishing, Inc., (hereinafter "Multicom").

     The executive officers of Multicom and their business addresses are:

     Tamara L. Attard, Chief Executive Officer and Chairman of the Board, 188 Embarcadero, 5th Floor, San Francisco, CA 94105

     Paul G. Attard, President, Chief Operating Officer and Director, 188 Embarcadero, 5th Floor, San Francisco, CA 94105

     Ellen R. M. Boyer, Vice President of Finance and Administration and Chief Financial Officer,
     1100 Olive Way, Suite 1250, Seattle, WA  98101

     Edward J. Cummings, Vice President of Licensing and Legal Affairs, 1100 Olive Way, Suite 1250, Seattle, WA 98101


Item 2.  Identity and Background.

     Meredith Corporation (hereinafter "Meredith") is an Iowa corporation with its principal offices at 1716 Locust Street, Des Moines, Iowa 50309-3023. Meredith is a media company and operates businesses in magazine and book publishing, television broadcasting, residential real estate marketing and franchising, and brand licensing.

     During the last five years, Meredith has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, Meredith was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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     The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of Meredith are set forth in Schedule A hereto.

     Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     Meredith made the purchase of the common stock of Multicom which is the subject of this filing from the personal funds of the company, in the following manner. (All references to number of shares and share price have been adjusted to recognize an earlier five-for-one split and a four-for-five reverse split).

     In July 1995 Multicom completed a private financing under which Meredith loaned Multicom $2,000,000 to fund Multicom operations. The terms of the loan called for interest to be payable in common stock and for principal to be paid quarterly based upon an established formula. The subordinated rate bears interest at 15% and was convertible to common stock at a conversion price of $6.07 per share.

     Effective with the closing of Multicom's initial public offering, which occurred June 28, 1996, Meredith exercised its conversion option by canceling $1,500,000 of the note to purchase 247,219 shares of Multicom common stock.

     The funds used for the July 1995 loan to Multicom were Meredith's personal funds.

     Meredith purchased Multicom shares in a previous non-reportable transaction. On June 4, 1994, Multicom issued Meredith an aggregate of 824,000 shares of its Series B common stock in a private venture funding. The purchase price was paid in a combination of cash and unearned royalties owing on products created by Multicom under license from Meredith, including future royalties from anticipated future products. The Series B shares were converted into Multicom common stock with the closing of the Multicom initial public offering.

     The funds used by Meredith to purchase the shares in June 1994 were Meredith's personal funds.


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     Meredith may acquire additional shares of the common stock of Multicom through interest payments on the balance of the indebtedness, as set out above, and through the exercise of certain antidilution rights. (See discussion under Item 4(a) below.)

     Larry D. Hartsook, Meredith's Vice President - Finance and a Multicom director, may acquire additional shares of Multicom common stock through the exercise of option pursuant to Multicom's 1996 Outside Directors Stock Option Plan. (See discussion under Item 4(a) below).


Item 4.  Purpose of Transaction.

     Meredith purchased the shares of the common stock of Multicom as an investment.

          (a) Meredith may acquire additional common stock of Multicom as interest payable upon the balance of the loan indebtedness, as described in
Item 3 above.

                  Meredith may also acquire additional shares of Multicom by virtue of certain antidilution rights granted Meredith by Multicom pursuant to the Stock Purchase Agreement of June 4, 1994, under which Meredith purchased shares of Multicom Series B Stock (see discussion under Item 3 above). Such antidilution rights entitle Meredith to purchase up to 216,420 additional shares of Multicom common stock.

                  Larry D. Hartsook, Meredith's Vice President - Finance and a Multicom Director, may acquire shares of Multicom common stock pursuant to Multicom's 1996 Outside Directors Stock Option Plan. Under this plan, Mr. Hartsook is to receive an option to purchase 2,500 shares of Multicom common stock on August 14, 1996, and he will receive an additional option to purchase 2,500 shares of Multicom common stock on each anniversary of that date upon which Mr. Hartsook remains in office.

                  The exercise price of each of Mr. Hartsook's options will be the fair market value of a share of common stock on the date of the grant.

          (b) Meredith has no current plans with respect to an extraordinary corporate transaction.

          (c) Meredith has no current plans with respect to a sale or transfer of a material amount of assets of Multicom.

          (d) Meredith has no current plans with respect to any change in the present board of directors or management of Multicom.

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          (e)     Meredith has no current plans with respect to any material change in the present capitalization or dividend policy of Multicom.

          (f) Meredith has no current plans with respect to any other material change in Multicom's business or corporate structure.

          (g) Meredith has no current plans with respect to any changes in Multicom's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Multicom by any person.

          (h) Meredith has no current plans with respect to causing a class of securities of Multicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i) Meredith has no current plans which would result in a class of equity securities of Multicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

          (j) Meredith has no current plans which relate to any of the items enumerated above, except as disclosed in Item 4(a) above.


Item 5.  Interest in Securities of the Issuer.

     (a) Meredith has beneficial ownership of 1,143,587 shares of the common stock of Multicom, and holds antidilution rights which entitle Meredith to obtain up to 216,420 additional shares.

             The sum of the shares beneficially owned and the shares Meredith is entitled to obtain is 1,360,007, which would comprise 23.3 percent of the outstanding common stock of Multicom.

             Larry D. Hartsook, Vice President - Finance of Meredith and a director of Multicom, has filed a Form 3 with the Commission listing his indirect beneficial ownership, by virtue of his positions, of the Meredith shares of the common stock of Multicom. However, Mr. Hartsook disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that he is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose.

     (b) In connection with Meredith's initial purchase of Multicom Series B common stock on June 8, 1994, Meredith, Multicom and Tamara L. Attard concurrently entered into a voting agreement. Under the voting agreement Meredith agreed to vote its shares on certain "fundamental transactions" (as defined in the voting agreement). Additionally, Meredith agreed to vote any

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option shares it acquired at any election of directors as directed by Ms.
Attard. This voting agreement expires under certain conditions and, in all events on the third anniversary of the closing date of Multicom's initial public offering.

             Except as set forth immediately above, Meredith possesses the sole power to vote all of its Multicom common stock.

             Larry D. Hartsook exercises no independent voting power over any shares of Multicom common stock.

     (c) Meredith has effected the following transactions in Multicom common stock during the past 60 days:

             On May 6, 1996, Meredith exercised its antidilution rights with respect to the exercise of certain options by third parties. As a result of its exercise of its antidilution rights, Meredith purchased a total of 20,060 shares of Multicom common stock for $5,060.

             Effective with the closing of Multicom's initial public offering on June 28, 1996, Meredith exercised its option to purchase additional Multicom shares by canceling $1,500,000 of Multicom debt to Meredith in return for 247,219 shares of Multicom common stock (see discussion in Item 3 above).

             On July 1, 1996, Meredith received a quarterly interest payment from Multicom in connection with Meredith's July 1995 loan to Multicom (see discussion in Item 3 above). As called for by the loan documents, the interest was paid in the form of 11,350 shares of Multicom common stock.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities which are the subject of this report.

     (e) Meredith remains the beneficial owner of more than five percent of the common stock of Multicom.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On June 4, 1994, Multicom issued Meredith an aggregate of 824,000 shares of its Series B Common stock (the "Meredith Shares") in a private venture funding at a purchase price of $6.07 per share. The purchase price was paid in a combination of $2,900,000 in cash and $2,100,000 in unearned royalties owing on products created by Multicom under license from Meredith. Under licensing agreements with Meredith, Multicom incurs royalty expenses based upon a percentage of net sales. Royalties owing under these licensing agreements are

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applied against the $2,100,000 unearned royalty amount.  Royalties incurred through March 31, 1997, will be applied toward the unearned royalty amount. Under these arrangements, royalties earned through March 31, 1996, were $635,726 (including $272,103 in the year ended June 30, 1995, and $208,454 in the nine months ended March 31, 1996). Any remaining unearned royalty amount at March 31, 1997, will be forgiven, and the number of Series B common shares will not be adjusted. Meredith was also granted an option to purchase 823,532 share of Series B common stock (the "Option Shares") at an aggregate purchase price of $4,992,663, which expired on Multicom's initial public offering (and pursuant to which Meredith partially exercised its option). Meredith also committed to use its best efforts to license to Multicom content for at least four titles per year through June 30, 1999, from Meredith publications. Meredith committed to use reasonable efforts to utilize Multicom as its principal optical/digital publisher through June 30, 1999. As part of this purchase transaction, Meredith, Multicom and Tamara L. Attard concurrently entered into a Voting Agreement (the "Meredith Voting Agreement"). Under the Voting Agreement, Meredith agreed to vote the Meredith Shares on certain "fundamental transactions" (as defined in the Meredith Voting Agreement) and the Option Shares at any election of directors as directed by Ms. Attard. The Meredith Voting Agreement expires under certain conditions and in all events on the third anniversary of the closing date of the Offering.

     Meredith has, to date, entered into eight license agreements with Multicom whereunder Meredith has granted Multicom the rights to make, distribute and sell various interactive multimedia compact disks bearing Meredith trademarks.

     In August 1994, Multicom issued a $200,000 note payable to Meredith, the proceeds of which were used to purchase capital equipment. This note bears interest at 10% per annum and principal and interest is due monthly in installments of $6,453. The balance is due in full on August 15, 1997.

     On July 31, 1995, Multicom issued a $2,000,000 note payable to Meredith, the proceeds of which were used to fund operations. This note bears interest at 15% which is payable quarterly in common stock at a price of $6.07 per share. Quarterly principal payments are calculated based upon 8% of certain sales for the quarter, as defined, with a minimum amount of $60,000 due. The note is convertible at the holder's option into Series B common stock via a partial exercise of the Option Shares. Meredith converted $1,500,000 of the remaining balance of this note on the effective date of Multicom's initial public offering (June 28, 1996) into common stock pursuant to a reclassification of Series B common stock as common stock. This note was secured by all of Multicom's assets pursuant to a Security Agreement dated as of January 31, 1996. The balance is due in full on July 31, 1998.



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     On June 4, 1996, Tamara L. Attard, Meredith and Multicom entered into a voting agreement pursuant to which Ms. Attard and Meredith agreed that Ms. Attard would vote her shares for a single Meredith designee to serve on the Board of Directors of Multicom, Meredith agreed to supply a qualified designee, and to vote for its designee. This voting agreement does not bind either Meredith's or Ms. Attard's shares when held by an unrelated transferee. If despite the parties' compliance with their nomination and voting obligations under the 1996 voting agreement, no designee of Meredith sits on the Board of Directors of Multicom for a period of 60 days, then at its election, Meredith may cancel its obligations under Sections 2.3(b) and 2.3(c) of the Stock Purchase Agreement (see discussion in the first paragraph of this Item). The 1996 Voting Agreement expires upon such termination, or June 30, 1999.

     None of Meredith's shares of Multicom common stock are pledged or subject to any contingency that would give any other person voting power over the shares.


Item 7.  Material to be Filed as Exhibits.

     The stock purchase agreement of June 4, 1994, between Meredith and Multicom was filed with the Los Angeles office of the Commission as Exhibit
10.7 to Form SB-2, Registration Statement number 333-4704-LA, in connection with Multicom's initial public offering. That agreement is incorporated as an Exhibit herein by this reference.

     The voting agreement of June 8, 1994, and the amendment to that voting agreement of May 31, 1996, were filed with the Los Angeles office of the Commission as Exhibit 10.22 to Form SB-2, Registration Statement number 333-4704-LA, in connection with Multicom's initial public offering. The agreement and amendment are incorporated as an exhibit herein by this reference.

     The Multicom 1996 Outside Directors Stock Option Plan was filed with the Los Angeles office of the Commission as Exhibit 10.3 to Form SB-2, Registration Statement number 333-4704-LA, in connection with Multicom's initial public offering. This plan is incorporated as an exhibit herein by this reference.

Signature

       July 5, 1996                        /s/ Thomas L. Slaughter
- --------------------------       --------------------------------------------
           Date                                  Signature

                                             Thomas L. Slaughter
                                 Vice President-General Counsel and Secretary
                                 --------------------------------------------
                                                 Name/Title

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                                   SCHEDULE A



The name and principal occupation or employment of each executive officer of Meredith are set forth below. The business address of each person is 1716 Locust Street, Des Moines, Iowa 50309-3023, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.


         NAME                     POSITION WITH MEREDITH

Leo R. Armatis          Vice President-Corporate Relations

Larry D. Hartsook       Vice President-Finance

Philip A. Jones         President-Broadcasting Group

William T. Kerr         President and Chief Operating Officer

Christopher M. Little   President-Publishing Group

E. T. Meredith III      Chairman of the Executive Committee

Jack D. Rehm            Chairman of the Board and Chief Executive Officer

Allen L. Sabbag         President-Real Estate Group

Thomas L. Slaughter     Vice President-General Counsel and Secretary


The name, principal occupation or employment, and address of the corporation or organization in which such employment is conducted of each director of Meredith are set forth below. All of the persons listed below are U.S. citizens.

Herbert M. Baum         Chairman and CEO, Quaker State Corporation
                        225 E. John Carpenter Freeway, Irving, TX 75062

Robert A. Burnett       Chairman and CEO ( Retired), Meredith Corporation
                        1716 Locust St., Des Moines, IA 50309-3023

Pierson M. Grieve       Chairman and CEO (Retired), Ecolab, Inc.
                        4900 IDS Center, 80 S. 8th St., Minneapolis, MN 55402


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Frederick B. Henry      President, The Bohen Foundation
                        1657 Art School Rd., Chester Springs, PA 19425

Joel W. Johnson         Chairman, President and CEO, Hormel Foods Corporation
                        One Hormel Place, Austin, MN 55912-3680

William T. Kerr         President and Chief Operating Officer
                        Meredith Corporation
                        1716 Locust St., Des Moines, IA 50309-3023

Robert E. Lee           Executive Director, The Denver Foundation
                        455 Sherman St., Suite 220, Denver, CO 80203

Richard S. Levitt       Chairman and CEO, Nellis Corporation
                        6001 Montrose Rd., Suite 600, Rockville, MD 20852

E.T. Meredith III       Chairman of the Executive Committee, Meredith Corp.
                        1716 Locust St., Des Moines, IA 50309-3023

Nicholas L. Reding      Vice Chairman, Monsanto Company
                        800 N. Lindbergh Blvd., St. Louis, MO 63167

Jack D. Rehm            Chairman of the Board and Chief Executive Officer
                        Meredith Corporation
                        1716 Locust St., Des Moines, IA 50309-3023

(Dr.) Barbara S.        Executive Director of the Business-Higher
      Uehling             Education Forum
                        1 DuPont Circle N.W., Suite 800
                        Washington, DC 20036-1193











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